Vyrex Corporation

21615 North 2nd Avenue

Phoenix, Arizona 85027

November 7, 2008

VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vyrex Corporation (the “Company”) Form 10-KSB for the year ended December 31, 2007 Form 10-Q for the quarter ended March 31, 2008 Form 10-Q for the quarter ended June 30, 2008 File No. 0-27866

Dear Mr. Vaughn:

The following sets forth the comments made in your letter dated October 8, 2008, and the Company’s response to each of the comments, in the order set forth in that letter:

Form 10-KSB for the Year Ended December 31, 2007

General

1.	Please file your response dated September 22, 2008 on Edgar as correspondence pursuant to Rule 10(a) of Regulation S-T.

On October 16, 2008, we filed our response dated September 22, 2008 on Edgar as correspondence pursuant to Rule 10(a) of Regulation S-T.

Item 8A. Controls and Procedures, page 11

2.

We note within your proposed disclosure that your chief executive officer and president concluded that “[your] disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective in ensuring that information required to be disclosed in the reports you]

Mr. Kevin L. Vaughn

November 7, 2008

file under the Exchange Act are recorded, processed, summarized, and reported as when required.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. We also note that you included similar language within your March 31, 2008 and June 30, 2008 Form 10-Q. Please remove the language in your filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We agree with the Staff’s comments regarding the superfluous language in our disclosure controls and procedures. Our December 31, 2007, Form 10-KSB, and March 31, 2008, and June 30, 2008, Forms 10-Q will be amended to revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Exhibit 31.1 and Exhibit 31.2

3.	We note your response to prior comment 3 from our letter dated July 17, 2008. We note within your proposed disclosures for your certifications here and your March 31, 2008 and June 30, 2008 Form 10-Q filed pursuant to Exchange Act Rule 13a-14(a) are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X. Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.

We agree with the Staff’s comments regarding our proposed disclosures for our certifications. Our December 31, 2007, Form 10-KSB, and March 31, 2008, and June 30, 2008, Forms 10-Q will be amended to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2008

Item 1. Financial Information, page 1

Condensed Consolidated Statements of Operation, page 2

4.	Please revise your presentation of net loss per share here and within your June 30, 2008 Form 10-Q so that you do not present amounts in excess of two decimal places to avoid implying a greater degree of precision than exists.

Mr. Kevin L. Vaughn

November 7, 2008

We agree with the Staff’s comments regarding our presentation of net loss per share. Our March 31, 2008, and June 30, 2008, Forms 10-Q will be amended to revise our presentation of net loss per share here so that we do not present amounts in excess of two decimal places to avoid implying a greater degree of precision than exists.

Notes to Unaudited Condensed Consolidated Financial Statements, page 5

Note 2. Business Acquisition, page 5

5.	We note from your proposed disclosures here and within your June 30, 2008 Form 10-Q that you determined that you should restate your financial statements to appropriately account for the PowerVerde, Inc. acquisition that occurred on February 11, 2008. Please revise your note here and within your June 30, 2008 to include the disclosures required by paragraph 26 of SFAS 154 related to the restatement. Please also clearly label the appropriate financial statements “as restated.”

We agree with the Staff’s comments regarding our restating our financial statements to appropriately account for the PowerVerde, Inc. acquisition that occurred on February 11, 2008. Our March 31, 2008, and June 30, 2008, Forms 10-Q will be amended to include in Note 3 the disclosures required by paragraph 26 of SFAS 154 related to the restatement, as well as to clearly label the appropriate financial statements “as restated.”

6.	Further to the above, you stated within your proposed disclosure here and within your June 30, 2008 Form 10-Q that the merger transaction was originally accounted for as a recapitalization. You further state that you accounted for the acquisition as a reverse acquisition under generally accepted accounting principles. Please revise your note here and within your June 30, 2008 Form 10-Q to clearly state, if true, that you initially accounted for the PowerVerde, Inc. acquisition as a reverse merger and that you are now accounting for the transaction as a recapitalization.

We agree with the Staff’s comments regarding our disclosure of the merger transaction. Our March 31, 2008, and June 30, 2008, Forms 10-Q will be amended to include the following language:

The Company has treated this transaction as equivalent to the issuance of stock by PowerVerde for the net monetary assets of the Company, accompanied by a recapitalization of PowerVerde. The accounting treatment is identical to that resulting from a reverse merger, except that no goodwill or other intangibles has been recorded.

Item 4. Controls and Procedures, page 12

Mr. Kevin L. Vaughn

November 7, 2008

7.	We note that management concluded that its disclosure controls and procedures were effective as of March 31, 2008. We note similar disclosures within your June 30, 2008 Form 10-Q. Please explain to us how management considered the restatement of your financial statements for the recapitalization transaction in reaching the conclusion that your disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008.

In response to this comment, our March 31, 2008, and June 30, 2008, Forms 10-Q will be amended to state that, based upon an evaluation conducted by the Company, our Chief Executive Officer and President concluded that the Company’s disclosure controls and procedures were ineffective as of March 31, 2008, and June 30, 2008, in light of the subsequent restatement of our financial statements, as well as to identify steps the Company has taken to address this issue:

* * * *

The Company acknowledges that:

–	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
–	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
–	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned or our company counsel Robert Macaulay at (305) 530-4026. Thank you for your assistance.

Sincerely yours,

/s/ George Konrad
George Konrad
President

4